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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20547
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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.___)


                           CENTURY PROPERTIES FUND XIX
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                            (Name of Subject Company)

                           CENTURY PROPERTIES FUND XIX
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                      (Name of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)



                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 SCHEDULE 14D-9

         This Schedule 14D-9 relates to a tender offer by Accelerated High Yield Institutional Investors, Ltd., L.P., MacKenzie Specified Income Fund, MP Falcon Fund, LLC, Accelerated High Yield Institutional Fund, Ltd., L.P., MPF Dewaay Premier Fund 2 LLC, MPF Income Fund 20, LLC, MP Value Fund 7, LLC, MacKenzie Patterson Special Fund 8, MPF Acquisition Co 3, LLC, Moraga Gold, LLC, Steven Gold, MPF-NY 2005, LLC, MacKenzie Patterson Fuller, Inc., and C.E. Patterson (collectively, the "Offerors"), to purchase limited partnership units ("Units") of Century Properties Fund XIX, at a price of $300.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of March 24, 2005 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on March 24, 2005.

ITEM 1. SUBJECT COMPANY INFORMATION.

         The name of the subject company is Century Properties Fund XIX, a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the limited partnership units of the Partnership. As of April 5, 2005, 89,292 Units were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partner is Fox Partners II, a California general partnership. The Partnership's business address and telephone number are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $300.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on March 24, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Letter to the Unit holders, dated as of April 8, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.



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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit holders, dated as of April 8, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         On February 16, 2005, AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation filed Schedules TO and 13E-3 in connection with the tender offer by AIMCO Properties, L.P. to purchase Units at a price of $261.28 per Unit. The tender offer of AIMCO Properties, L.P. is currently scheduled to expire on April 27, 2005.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information set forth in the Letter to the Unit holders, dated as of April 8, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit holders, dated as of April 8, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1) Letter to the Unit Holders of the Partnership, dated April 8, 2005.

(e)(1) Offer to Purchase limited partnership units of Century Properties Fund XIX, dated February 16, 2005. (Exhibit (a)(1) to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on February 16, 2005 is incorporated herein by reference.)

(e)(2) Letter of Transmittal and related instructions. (Exhibit (a)(2) to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on February 16, 2005 is incorporated herein by reference.)

(e)(3) Letter, dated February 16, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX. (Exhibit (a)(3) to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on February 16, 2005 is incorporated herein by reference.)


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(e)(4) Press Release, dated March 15, 2005. (Exhibit (a)(4) to Amendment No. 1 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 15, 2005 is incorporated herein by reference.)

(e)(5) Letter, dated March 15, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX. (Exhibit (a)(5) to Amendment No. 1 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 15, 2005 is incorporated herein by reference.)

(e)(6) Press Release, dated March 28, 2005. (Exhibit (a)(7) to Amendment No. 2 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 28, 2005 is incorporated herein by reference.)

(e)(7) Letter, dated March 28, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIX. (Exhibit (a)(8) to Amendment No. 2 to the Schedule TO and 13E-3 filed by AIMCO Properties, L.P., Apartment Investment and Management Company, AIMCO-GP, Inc., and Fox Capital Management Corporation on March 28, 2005 is incorporated herein by reference.)

(g) Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005


                                    CENTURY PROPERTIES FUND XIX

                                    By:  Fox Partners II, General Partner

                                         By: Fox Capital Management Corporation,
                                             Managing General Partner


                                    By:    /s/ Martha L. Long
                                        ----------------------------------------
                                           Senior Vice President